SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       SCHEDULE 14D-1
                       AMENDMENT NO. 6
     Tender Offer Statement Pursuant to Section 14(d)(1)
           of the Securities Exchange Act of 1934

                             and

                        SCHEDULE 13D
                       AMENDMENT NO. 6

               EMPHESYS Financial Group, Inc.
                  (Name of Subject Company)

                          HEW, Inc.
                a wholly owned subsidiary of
                         HUMANA INC.
                          (Bidders)



                COMMON STOCK, $.01 PAR VALUE
               (Title of Class of Securities)


                          29158K104
             (CUSIP No. of Class of Securities)



                   Arthur P. Hipwell, Esq.
         Senior Vice President & General Counsel
                          Humana Inc.
                    500 West Main Street
                Louisville, Kentucky  40202
                        (502) 580-1000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Bidders)

                         Copies to:

                    Jeffrey Bagner, Esq.
          Fried, Frank, Harris, Shriver & Jacobson
                     One New York Plaza
               New York, New York  10004-1980
                       (212) 859-8000


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29158K104                        Page 2 of 3 Pages


      This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 and on Schedule 13D filed on August 16, 1995, as amended on August 24, 1995, August 30, 1995, September 15, 1995, September 28, 1995 and October 3, 1995 (the "14D-1"), relating to a tender offer by HEW, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Humana Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of EMPHESYS Financial Group, Inc. (the "Company") at a purchase price of $37.50 per Share, net to the seller, in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase, dated August 16, 1995, and in the related Letter of Transmittal (the "Offer").

      Item 10     Additional Information

      (c)  The press release attached hereto as Exhibit
(a)(16) is incorporated by reference.

      Item 11     Material to be Filed as Exhibits

      Exhibit (a)(16) - Press Release issued by the Parent on
October 10, 1995.

CUSIP NO. 29158K104                        Page 3 of 3 Pages


                          SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    HUMANA INC.


                                    BY:  /S/ ARTHUR P. HIPWELL
                                         ARTHUR P. HIPWELL
                                         SENIOR VICE PRESIDENT
                                         AND GENERAL COUNSEL


                                    HEW, INC.


                                    BY:   /S/ JAMES E. MURRAY
                                          JAMES E. MURRAY
                                          VICE PRESIDENT AND
                                          CONTROLLER






October 10, 1995